                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                            GRIC Communications, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398081109

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       January 30, 2002 and April 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 2 of 26 pages
-------------------------                              -------------------------


================================================================================

1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Hantech International Venture Capital Corporation ("Hantech")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER: None

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.  SHARED VOTING POWER: 18,678,215 shares of Common
BENEFICIALLY        Stock(1), (2)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.  SOLE DISPOSITIVE POWER: 357,141 shares of Common Stock
  REPORTING
   PERSON       ----------------------------------------------------------------
    WITH        10. SHARED DISPOSITIVE POWER: None

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(1), (2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  58.0%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: CO
================================================================================


---------------

(1) This number includes 11,295,174 shares of Common Stock of GRIC Communications, Inc. ("GRIC") issuable upon conversion of the up to 9,036,140 shares of GRIC's Series A Preferred Stock, and conversion of the up to 2,259,034 shares of Series A Preferred Stock issuable upon exercise of certain warrants (the "Warrants"), purchased by Asia Pacific Growth Fund III, L.P., Vertex Technology Fund Ltd., Vertex Technology Fund (II) Ltd., Vertex Technology Fund
(III) Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Limited (collectively, the "Series A Investors"), pursuant to that certain Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement entered into by and among GRIC and the Series A Investors dated as of April 19, 2002 (the "Purchase Agreement"). The Series A Preferred Stock shall initially convert into Common Stock at a 1:1 ratio.

(2) This number includes 5,994,683 shares of Common Stock and 1,031,217 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the amended and restated voting agreement entered into on April 19, 2002 by and among GRIC and the investors and stockholders listed on Schedules A and B thereto (the "Voting Agreement") held by the Reporting Persons (as defined below) other than Hantech. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Hantech with respect to the particular matters set forth in the Voting Agreement. For the purposes of these footnotes, the term "Reporting Persons" shall include certain other parties of the Voting Agreement that shall report their acquisition of shares pursuant to the Voting Agreement on a separate
Schedule 13D.

(3) This percentage is calculated based on 32,223,391 shares of Common Stock outstanding, which is the sum of (a) 19,897,000 shares of Common Stock outstanding (as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001), (b) 1,031,217 shares of Common Stock issuable upon exercise of options held by the Reporting Persons, and (c) 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 3 of 26 pages
-------------------------                              -------------------------


================================================================================
 1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Lynn Ya-Lin Liu ("Liu")
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO

--------------------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(4), (5), (6)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              None
    WITH        ----------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       2,093,473 shares of Common Stock(5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(4), (6)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(7)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN

================================================================================


-----------------

(4)  See Footnote 1.

(5) This number includes 535,714 shares of Common Stock owned directly by Liu, 1,250,757 shares of Common Stock owned by her spouse, Hong Chen, and 307,002 shares subject to options held by Mr. Chen that are exercisable within 60 days of March 27, 2002.

(6) This number includes 4,565,353 shares of Common Stock and 724,215 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than Liu and Mr. Chen. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Liu and Mr. Chen with respect to the particular matters subject to the Voting Agreement. Liu and Mr. Chen expressly disclaim beneficial ownership of such shares.

(7)  See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 4 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Yen-Son Huang ("Huang")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(8), (9), (10)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              260,333 shares of Common Stock(8)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,678,215 shares of Common Stock(9), (10)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(11)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN
================================================================================


---------------

(8) This number includes 237,833 shares held of record by Huang and 22,500 shares subject to options held by Huang that are exercisable within 60 days of March 27, 2002.

(9) This number includes 6,113,991 shares of Common Stock and 1,008,717 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than Huang. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Huang with respect to the particular matters subject to the Voting Agreement. Huang expressly disclaims beneficial ownership of such shares.

(10) See Footnote 1.

(11) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 5 of 26 pages
-------------------------                              -------------------------

================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Bharat Dave ("Dave")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(12), (13), (14)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              430,756 shares of Common Stock(12)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(13), (14)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(15)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN
================================================================================


------------------

(12) This number includes 9,756 shares held of record by Dave and 421,000 shares subject to options held by Dave that are exercisable within 60 days of March 27, 2002.

(13) This number includes 6,342,068 shares of Common Stock and 610,217 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than Dave. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Dave with respect to the particular matters subject to the Voting Agreement. Dave expressly disclaims beneficial ownership of such shares.

(14) See Footnote 1.

(15) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 6 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph M. Zaelit ("Zaelit")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(16), (17), (18)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              311,698 shares of Common Stock(16)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(17), (18)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(19)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN
================================================================================


--------------

(16) This number includes 55,983 shares held of record by Zaelit and 255,715 shares subject to options held by Zaelit that are exercisable within 60 days of March 27, 2002.

(17) This number includes 6,295,841 shares of Common Stock and 775,502 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than Zaelit. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Zaelit with respect to the particular matters subject to the Voting Agreement. Zaelit expressly disclaims beneficial ownership of such shares.

(18) See Footnote 1.

(19) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 7 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hong Chen ("Chen")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       None
  NUMBER OF     ----------------------------------------------------------------
   SHARES         8.   SHARED VOTING POWER
BENEFICIALLY           18,678,215 shares of Common Stock(20), (21), (22)
  OWNED BY      ----------------------------------------------------------------
    EACH          9.   SOLE DISPOSITIVE POWER
  REPORTING            None
   PERSON       ----------------------------------------------------------------
    WITH          10.  SHARED DISPOSITIVE POWER
                       2,093,473 shares of Common Stock(20)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(21), (22)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(23)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN
================================================================================


---------------

(20) This number includes 1,250,757 shares held of record by Chen, 535,714 shares held of record by his spouse, Liu, and 307,002 shares subject to options held by Chen that are exercisable within 60 days of March 27, 2002.

(21) This number includes 4,565,353 shares of Common Stock and 724,215 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than Chen and Liu. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Chen and Liu with respect to the particular matters subject to the Voting Agreement. Chen and Liu expressly disclaim beneficial ownership of such shares.

(22) See Footnote 1.

(23) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 8 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Asia Pacific Associates, Ltd. ("AP Associates")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A(24)
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands corporation

--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(25), (26), (27)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              None(28)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(26), (27)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(29)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: CO
================================================================================


---------------

(24) AP Associates does not directly hold any equity securities of GRIC. However, AP Associates is the general partner of APGF III, which currently holds shares of Series A Preferred Stock (and Warrants exercisable for shares of Series A Preferred Stock).

(25) See Footnote 24.

(26) This number includes 6,351,824 shares of Common Stock and 1,031,217 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than AP Associates. By virtue of the Voting Agreement and the fact that AP Associates is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by AP Associates with respect to the particular matters subject to the Voting Agreement. AP Associates expressly disclaims beneficial ownership of such shares.

(27) See Footnote 1.

(28) This number does not include the 7,530,120 shares of Series A Preferred Stock (including 1,506,024 shares of Series A Preferred Stock issuable upon exercise of Warrants) held by APGF III. See Footnotes 1 and 24.

(29) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                     Page 9 of 26 pages
-------------------------                              -------------------------


================================================================================

1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     H&Q Asia Pacific II, L.L.C. ("HQAP II")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A(30)
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(31), (32), (33)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              None(34)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(30), (32)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(35)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: OO
================================================================================


--------------------

(30) HQAP II does not directly hold any equity securities of GRIC. However, HQAP II is the general partner of APGF II, which currently holds shares of Common Stock.

(31) See Footnote 30.

(32) This number includes 6,351,824 shares of Common Stock and 1,031,217 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than HQAP II. By virtue of the Voting Agreement and the fact that HQAP II is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by HQAP II with respect to the particular matters subject to the Voting Agreement. HQAP II expressly disclaims beneficial ownership of such shares.

(33) See Footnote 1.

(34) This number does not include the 696,429 shares of Common Stock held by APGF II. See Footnotes 1 and 30.

(35) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 10 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Asia Pacific Growth Fund II, L.P. ("APGF II")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(36), (37), (38)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              696,429 shares of Common Stock(39)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock (36), (38)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(40)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: LP
================================================================================


---------------

(36) See Footnote 1.

(37) This number includes 696,429 shares of Common Stock held by APGF II.

(38) This number includes 5,655,395 shares of Common Stock and 1,031,217 shares of Common Stock issuable upon exercise of options and 11,295,174 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than APGF II. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by APGF II with respect to the particular matters subject to the Voting Agreement. APGF II expressly disclaims beneficial ownership of such shares.

(39) HQAP II is the general partner of APGF II.

(40) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 11 of 26 pages
-------------------------                              -------------------------


================================================================================
1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Asia Pacific Growth Fund III, L.P. ("APGF III")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman entity
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            None
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY             18,678,215 shares of Common Stock(41), (42), (43)
    EACH        ----------------------------------------------------------------
  REPORTING       9.   SOLE DISPOSITIVE POWER
   PERSON              7,530,120(41), (44)
    WITH        ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,678,215 shares of Common Stock(42), (43)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 58.0%(45)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN
================================================================================


-----------------

(41) This number includes 6,024,096 shares of Series A Preferred Stock and Warrants exercisable for 1,506,024 shares of Series A Preferred Stock held by APGF III.

(42) This number includes 6,351,824 shares of Common Stock, 1,031,217 shares of Common Stock issuable upon exercise of options and 3,765,054 shares of Common Stock issuable upon conversion of Series A Preferred Stock (including shares of Series A Preferred Stock issuable upon exercise of the Warrants) referenced in Footnote 1 which are subject to the Voting Agreement held of record by Reporting Persons other than APGF III. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by APGF III with respect to the particular matters subject to the Voting Agreement. APGF III expressly disclaims beneficial ownership of such shares.

(43) See Footnote 1.

(44) AP Associates is the general partner of APGF III.

(45) See Footnote 3.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 12 of 26 pages
-------------------------                              -------------------------


ITEM 1.        SECURITY AND ISSUER.

        (a)    NAME OF ISSUER:

               GRIC Communications, Inc. ("GRIC")

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1421 McCarthy Boulevard, Milpitas, California 95035

        (c)    TITLE OF CLASS OF EQUITY SECURITIES ISSUED:

               Common Stock, par value $0.001 per share (including Common Stock issuable upon conversion of Series A Preferred Stock, par value $0.001 per share) ("Common Stock")

ITEM 2.

        (a), (b), (c) AND (f) NAME, ADDRESS, OCCUPATION OR BUSINESS AND
                              CITIZENSHIP OR JURISDICTION OF INCORPORATION

               This Schedule 13D is filed on behalf of entities and natural persons identified under the headings "Entities" and "Natural Persons" below (the "Reporting Persons").

               ENTITIES

               Asia Pacific Associates, Ltd. ("AP Associates"), a Cayman entity Asia Pacific Growth Fund II, L.P. ("APGF II"), a Delaware entity Asia Pacific Growth Fund III, L.P. ("APGF III"), a Cayman entity H&Q Asia Pacific II, L.L.C. ("HQAP II"), a Delaware entity
               156 University Avenue
               Palo Alto, California 94301
               Principal business: The purchase and sale of securities in technology-related companies.

               Hantech International Venture Capital Corporation ("Hantech") c/o H&Q Taiwan Co., Ltd.
               Suite 3201, 32F
               International Trade Building
               No. 333, Keelung Road, Sec. 1
               Taipei 10548, Taiwan, R.O.C.
               (a British Virgin Islands entity)
               Principal business: The purchase and sale of securities for investment purposes.

               Information regarding executive officers and directors of each of AP Associates and Hantech is set forth on Schedule A attached hereto and incorporated herein by reference.

               NATURAL PERSONS

               Each of the individuals listed below is a United States citizen.

               Hong Chen

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 13 of 26 pages
-------------------------                              -------------------------


               Chief Executive Officer and Director of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
               c/o GRIC Communications, Inc.
               1421 McCarthy Boulevard
               Milpitas, California 95035

               Bharat Dave
               President, Chief Operating Officer and Director of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
               c/o GRIC Communications, Inc.
               1421 McCarthy Boulevard
               Milpitas, California 95035

               Joseph M. Zaelit
               Retired. Director of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
               c/o GRIC Communications, Inc.
               1421 McCarthy Boulevard
               Milpitas, California 95035

               Lynn Ya-Lin Liu
               President and Chief Executive Officer of Aicent Inc., a data network infrastructure company that enables mobile operators and multinational companies to provide mobile data roaming services. c/o Aicent, Inc.
               2540 North First Street, Suite 307
               San Jose, California 95131

               Yen-Son Huang
               Chairman and Chief Executive Officer of ForteMedia, Inc., a developer of noise suppression solutions to enable hands free mobile communications.
               c/o ForteMedia, Inc.
               1500 East Hamilton Avenue, #211
               Campbell, California 95008

        (d) AND (e) CRIMINAL AND CIVIL PROCEEDINGS:

               During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

ITEM 3.

        (a)    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION USED.

               Asia Pacific Associates, Ltd.: AP Associates did not directly purchase any shares of

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 14 of 26 pages
-------------------------                              -------------------------


               equity securities of GRIC, but is the general partner of APGF III, which has acquired shares of equity securities of GRIC.

               H&Q Asia Pacific II, LLC: HQAP II did not directly purchase any shares of equity securities of GRIC, but is the general partner of APGF II, which has acquired shares of equity securities of GRIC.

               Asia Pacific Growth Fund II, L.P.: The limited partners of Asia Pacific Growth Fund II, L.P. provided the funds, i.e., $2,550,000 ($1,550,000 was invested on August 13, 1996 and $1,000,000 was invested on March 26, 1998), to purchase the shares of Common Stock.

               Asia Pacific Growth Fund III, L.P.: The limited partners of Asia Pacific Growth Fund III, L.P. shall provide the funds, i.e., $10,000,000, to purchase the Series A Preferred Stock.

               Hantech International Venture Capital Corporation: The funds to purchase shares of GRIC equity securities (which were converted into Common Stock), i.e., approximately $1.3 million, came from Hantech's investment capital.

               With respect to AP Associates, HQAP II, APGF II, APGF III and Hantech, the consideration given by any of them in exchange for the shares of equity securities of GRIC was from the investment capital of such entities. None of the consideration consisted of loan proceeds or other consideration borrowed or otherwise obtained.

               Hong Chen, Bharat Dave, Joseph M. Zaelit, Lynn Ya-Lin Liu, and Yen-Son Huang all used personal funds to purchase the shares of Common Stock held of record by such individuals.

ITEM 4.

        (a)    PURPOSE OF TRANSACTION.

                      The Reporting Persons entered into an amended and restated
               voting agreement on April 19, 2002, to which all of the Reporting Persons (among others) are a party (the "Voting Agreement"). The primary purpose of the Voting Agreement is to ensure the election of nominees for GRIC's Board of Directors designated by certain future purchasers of Series A Preferred Stock.

                      By virtue of the Voting Agreement, it could be alleged
               that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). While none of the Reporting Persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act.

                      The size of GRIC's Board of Directors was increased from
               eight to ten directors, initially two of which were designated by APGF III and two of which were designated by Vertex Technology Fund Ltd., Vertex Technology Fund (II) Ltd. and Vertex Technology Fund (III) Ltd. and their affiliates (collectively, "Vertex"). The holders of Series A Preferred Stock shall be entitled to receive non-cumulative dividends when, as and if declared by GRIC's Board of Directors.

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 15 of 26 pages
-------------------------                              -------------------------


                      In order to set forth the rights and privileges of the
               holders of Series A Preferred, GRIC shall file a certificate of amendment of second amended and restated certificate of incorporation. For details of the terms of the Series A Preferred Stock, please see the form of certificate of amendment of second amended and restated certificate of incorporation which is incorporated by reference as Exhibit 5 attached hereto.

                      Hantech International Venture Capital Corporation; Hong
               Chen; Bharat Dave; Joseph M. Zaelit; Lynn Ya-Lin Liu; Yen-Son
               Huang: For these Reporting Persons, the purpose of entering into the Voting Agreement was to (1) facilitate the approval of the Series A Preferred Stock financing at the stockholder meeting of GRIC (held on April 4, 2002), and (2) induce the investors to enter into the Series A Preferred Stock and Warrant Purchase Agreement relating to the sale and purchase of Series A Preferred Stock. These Reporting Persons currently have no plan or proposal that relate to or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. These Reporting Persons may, however, at any time and from time to time, review or reconsider their position with respect to any of such matters. These Reporting Persons retain the right to
               (a) change their investment intent, (b) increase, decrease or entirely dispose of its holdings in GRIC, and (c) purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of GRIC. For details on the effect of the sale of Series A Preferred Stock and the Voting Agreement, please see (a) the section entitled "Effect of the Proposed Investment" in the Schedule 14A filed with the Securities and Exchange Commission on March 12, 2002 by GRIC, (b) the above paragraph, and (c) the description set forth in Item 6.

                      Asia Pacific Growth Fund II, L.P., Asia Pacific Growth
               Fund III, L.P.: For these Reporting Persons, the purpose of entering into the Voting Agreement is to ensure the election of certain directors of GRIC designated by APGF III. Both Reporting Persons purchased shares of equity securities of GRIC for investment purposes, and currently have no plan or proposal that relate to or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. They may, however, at any time and from time to time, review or reconsider their position with respect to any of such matters. They retain the right to (a) change their investment intent, (b) increase, decrease or entirely dispose of their holdings in GRIC, and (c) purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of GRIC. For more details on the Voting Agreement, please see (a) the description set forth in Item 6, and (b) the full text of the Voting Agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.

                      H&Q Asia Pacific II, LLC, Asia Pacific Associates, Ltd.:
               These Reporting Persons did not enter into the Voting Agreement, but are Reporting Persons due to their respective relationships with APGF II and APGF III (which are parties to the Voting Agreement). AP Associates and HQAP II do not directly hold any equity securities of GRIC, however, they act as the general partner of APGF III and APGF II, respectively, each of which own equity securities of GRIC. APGF II and APGF III purchased these equity securities of GRIC for investment purposes, and currently have no plan or proposal that relate to or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. APGF II and APGF III may, however, at any time and from time to time, review or reconsider their position with respect to any of such matters. APGF II and APGF III retain the right to (a) change their investment intent, (b) increase, decrease or entirely dispose of their holdings in GRIC, and (c)

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 16 of 26 pages
-------------------------                              -------------------------


               purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of GRIC.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) AND (b) OWNERSHIP OF SHARES OF GRIC:

               The following information with respect to the ownership of the Common Stock by the Reporting Persons is provided as of the date of this Schedule 13D.

               Amount beneficially owned:
               See Row 11 of cover page for each Reporting Person.

               Percent of class:
               See Row 13 of cover page for each Reporting Person.

               Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:
                      See Row 7 of cover page for each Reporting Person.

               (ii) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

               (iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.

               (iv)   Shared power to dispose or to direct the disposition of:
                      See Row 10 of cover page for each Reporting Person.

        (c)    DESCRIBE RECENT TRANSACTIONS.

                      On January 30, 2002, GRIC, Asia Pacific, Vertex and
               certain other parties entered into the Series A Preferred Stock and Warrant Purchase Agreement, as amended and restated on April 19, 2002 (the "Purchase Agreement"), pursuant to which the investors thereunder purchased an aggregate of 9,036,140 shares of Series A Preferred Stock (convertible into Common Stock) at a price of $1.66 per share of Series A Preferred Stock purchased, warrants to purchase up to 903,615 shares of Series A Preferred Stock at a price of $1.66 and warrants to purchase up to 1,355,421 shares of Series A Preferred Stock at a price of $2.49 per share. See the summary of the terms of the Purchase Agreement set forth in Item 6.

                      Except for the transactions related to the Purchase
               Agreement, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, and, to their knowledge, no other person named in Item 2 has effected any transactions in the Common Stock during the past 60 days.

        (d)    RIGHT TO RECEIVE DIVIDENDS.

                      No person is known to the Reporting Persons to have the
               right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 17 of 26 pages
-------------------------                              -------------------------


               Common Stock beneficially owned by the Reporting Persons on the date of this statement.

        (e) DATE THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE CLASS OF SECURITIES (IF APPLICABLE).

                      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                      Voting Agreement. On April 19, 2002, GRIC, the Reporting
               Persons and certain other parties entered into the Voting Agreement. The Voting Agreement governs the election of up to four directors to GRIC's Board of Directors, which was increased from eight to ten members. Initially, seven of the ten members of GRIC's Board of Directors were elected by the holders of Common Stock and the remaining three members were elected by the holders of Series A Preferred Stock under the terms of the certificate of amendment of second amended and restated certificate of incorporation. Two of such Series A directors were designated by APGF III and one of which was designated by Vertex. The Voting Agreement provides that of the seven directors to be elected by the holders of Common Stock, one of the directors will be designated by Vertex, and the investors and stockholders who are parties to the Voting Agreement will vote their shares in favor of the Vertex designee. This arrangement will remain in effect until such time that the holders of the Series A Preferred Stock no longer have a right to elect any member of GRIC's Board of Directors under the terms of GRIC's certificate of incorporation (as it shall be amended).

                      The foregoing description of the Voting Agreement is
               qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.

                      Amended and Restated Series A Preferred Stock and Warrant
               Purchase Agreement. On April 19, 2002, GRIC, APGF III, Vertex and certain other investors entered into the Purchase Agreement with respect to the sale and purchase of Series A Preferred Stock at a per share price of $1.66.

                      Under the Purchase Agreement, GRIC issued two warrants to
               each investor. The first warrant grants the right to purchase that number of shares of Series A Preferred Stock equal to 10% of the shares previously purchased by the holder at a purchase price of $1.66 per share, subject to adjustments for stock splits and similar events. The second warrant grants the right to purchase that number of shares of Series A Preferred Stock equal to 15% of the shares previously purchased by the holder at a purchase price of $2.49 per share, subject to adjustments for stock splits and similar events. The warrants may be net exercised and will expire five years after issuance.

                      GRIC will pay the first $60,000 of reasonable expenses
               incurred by APGF III and the first $40,000 of reasonable expenses incurred by Vertex in connection with the Purchase Agreement. For a more complete description of the Purchase Agreement, please see
               (a) the section entitled "Proposal No. 3 - Approval of the Private Placement" in the Schedule 14A filed with the Securities and Exchange Commission on March 12,

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 18 of 26 pages
-------------------------                              -------------------------


               2002 by GRIC, and (b) the full text of the Purchase Agreement, which is filed as Exhibit 3 attached hereto and incorporated by reference herein.

                      Investors' Rights Agreement and Stockholders Agreement. On
               April 19, 2002, GRIC, APGF III, Vertex and certain other parties entered into an investors' rights agreement that provides registration rights for the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and a stockholder agreement that requires the investors to vote in favor of certain transactions and restricts the investors' ability to acquire additional shares of Common Stock or additional control over GRIC's Board of Directors. For a more complete description of these agreements, please see (a) the section entitled "Proposal No. 3 - Approval of the Private Placement" in the Schedule 14A filed with the Securities and Exchange Commission on March 12, 2002 by GRIC, and (b) the full text of each agreement, which is filed as Exhibits 5 and 6 attached hereto and incorporated by reference herein.

                      Amended and Restated Lock-up Agreement. In connection with the Purchase Agreement, APGF III, Vertex, Hong Chen and certain other parties entered into a lock-up agreement regarding shares of Common Stock, Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock (the "Lock-up Agreement"). Under the Lock-up Agreement, the parties agreed not to transfer any of these shares other than to affiliates until certain designated dates set forth in the Lock-up Agreement, except under limited circumstances. In addition, if any of these shares are transferred to an affiliate, the affiliated purchaser must agree to be bound by the restrictions in the lock-up agreement. For a more complete description of the Lock-up Agreement, please see (a) the section entitled "Proposal No. 3 - Approval of the Private Placement" in the Schedule 14A filed with the Securities and Exchange Commission on March 12, 2002 by GRIC, and (b) the full text of the Lock-up Agreement, which is filed as Exhibit 2 attached hereto and incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1 Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., investors listed on Schedule A attached thereto and the stockholders listed on Schedule B attached thereto, dated as of April 19, 2002 (incorporated by reference as an exhibit to GRIC's current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

               Exhibit 2 Amended and Restated Lock-Up Agreement, entered into by and among Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (III) Ltd., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc., Singapore Computer Systems Ltd. and Hong Chen, dated as of April 19, 2002 (incorporated by reference as an exhibit to GRIC's current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

               Exhibit 3 Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference as an exhibit to GRIC's current report on Form 8-K filed with the Securities and Exchange Commission on

-------------------------                              -------------------------
CUSIP NO. 398081109                   13D                    Page 19 of 26 pages
-------------------------                              -------------------------


                             April 29, 2002).

               Exhibit 4 Form of Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference as an exhibit to Exhibit 3.04 of GRIC's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001).

               Exhibit 5 Investors' Rights Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference as an exhibit to GRIC's current report on Form 8-K filed with the Securities and Exchange Commission on April 29,
                             2002).

               Exhibit 6 Stockholder Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference as an exhibit to GRIC's current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

               Exhibit 7 Joint Filing Agreement entered by and among the Reporting Persons in this Schedule 13D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2002
                                                   ASIA PACIFIC GROWTH FUND III,
                                                   L.P.

                                                   By:  Asia Pacific
                                                        Associates, Ltd.
                                                   Its: General Partner

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu, Chairman

                                                   ASIA PACIFIC GROWTH FUND II,
                                                   L.P.

                                                   By:   H&Q Asia Pacific II,
                                                         L.L.C.
                                                   Its:  General Partner

                                                   By:   /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:


                                                   ASIA PACIFIC ASSOCIATES, LTD.

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu, Chairman


                                                   H&Q ASIA PACIFIC II, L.L.C.

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:


                                                   HANTECH INTERNATIONAL VENTURE
                                                   CAPITAL CORPORATION

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2002
                                                   HONG CHEN

                                                   By:  /s/ Hong Chen
                                                        ------------------------
                                                        Hong Chen


                                                   LYNN YA-LIN LIU

                                                   By:  /s/ Lynn Ya-Lin Liu
                                                        ------------------------
                                                        Lynn Ya-Lin Liu


                                                   YEN-SON HUANG

                                                   By:  /s/ Yen-Son Huang
                                                        ------------------------
                                                        Yen-Son Huang


                                                   BHARAT DAVE

                                                   By:  /s/ Bharat Dave
                                                        ------------------------
                                                        Bharat Dave


                                                   JOSEPH M. ZAELIT

                                                   By:  /s/ Joseph M. Zaelit
                                                        ------------------------
                                                        Joseph M. Zaelit


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                       EXHIBIT 7

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock (the "Common Stock") of GRIC Communications, Inc. ("GRIC") (including Series A Preferred Stock of GRIC convertible into shares of Common Stock) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  April 29, 2002
                                                   ASIA PACIFIC GROWTH FUND III,
                                                   L.P.

                                                   By:  Asia Pacific
                                                        Associates, Ltd.
                                                   Its: General Partner

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu, Chairman


                                                   ASIA PACIFIC GROWTH FUND II,
                                                   L.P.

                                                   By:  H&Q Asia Pacific II,
                                                        L.L.C.
                                                   Its: General Partner

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:


                                                   ASIA PACIFIC ASSOCIATES, LTD.

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu, Chairman


                                                   H&Q ASIA PACIFIC II, L.L.C.

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:


                          S-1 (JOINT FILING AGREEMENT)

                                                   HANTECH INTERNATIONAL VENTURE
                                                   CAPITAL CORPORATION

                                                   By:  /s/ Ta-Lin Hsu
                                                        ------------------------
                                                        Ta-Lin Hsu
                                                   Its:


                                                   HONG CHEN

                                                   By:  /s/ Hong Chen
                                                        ------------------------
                                                        Hong Chen


                                                   LYNN YA-LIN LIU

                                                   By:  /s/ Lynn Ya-Lin Liu
                                                        ------------------------
                                                        Lynn Ya-Lin Liu


                                                   YEN-SON HUANG

                                                   By:  /s/ Yen-Son Huang
                                                        ------------------------
                                                        Yen-Son Huang


                                                   BHARAT DAVE

                                                   By:  /s/ Bharat Dave
                                                        ------------------------
                                                        Bharat Dave


                                                   JOSEPH M. ZAELIT

                                                   By:  /s/ Joseph M. Zaelit
                                                        ------------------------
                                                        Joseph M. Zaelit


                          S-2 (JOINT FILING AGREEMENT)

                                                                      SCHEDULE A


          EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

ASIA PACIFIC ASSOCIATES, LTD.

The following is a list of the directors and executive officers of Asia Pacific Associates, Ltd., a Cayman Islands corporation ("Asia Pacific Associates"), the general partner of Asia Pacific Growth Fund III, L.P. (unless otherwise indicated, each individual is a United States citizen):

Name and Business Address                 Present Principal Occupation        Citizenship
-------------------------                 ----------------------------        -----------
Ta-Lin Hsu                                Chairman
156 University Avenue
Palo Alto, California 94301

Purvi Gandhi                              Chief Financial Officer
156 University Avenue
Palo Alto, California 94301

Peter Ko                                  Managing Director
Room 709, CCMM Bldg
12 Yoido-Dong
Youngdungpo-Ku
Seoul, Korea 150-010

Shigeaki Koga                             Managing Director
Kamiyacho Mori Bldg. 20F
4-3-20, Toranomon, Minato-ku
Tokyo, Japan 105-0001

Paul Adkins                               Managing Director
Kamiyacho Mori Bldg. 20F
4-3-20, Toranomon, Minato-ku
Tokyo, Japan 105-0001

Virapan Pulges                            Managing Director
Suite No. 1207, 12th Floor,
Sathorn City Tower
175 South Sathorn Road,
Sathorn District
Bangkok, 10120, Thailand

Chan Kok Pun                              Managing Director
79 Anson Road, #11-03
Singapore 079906

Ed David                                  Managing Director
22/F PCI Bank Tower II
Makati Ave. cor. H.V. dela Costa Street
Makati, Metro Manila, Philippines

Dr. Lee Tsu Der                           Managing Director
Room 1112, Corporate Square
No. 35 Financial Street
Xicheng District
Beijing 100032, China, PRC

David Kao                                 Managing Director
Suite 1512 One Pacific Place
88 Queensway, Central Hong Kong

Dr. Yii Der Chuang                        Managing Director
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.

Shawn Soderberg                           Managing Director
156 University Avenue
Palo Alto, California 94301

Robert Shen                               Managing Director
156 University Avenue
Palo Alto, California 94301

HANTECH INTERNATIONAL VENTURE CAPITAL CORPORATION

The following is a list of the directors and executive officers of Hantech International Venture Capital Corporation (unless otherwise indicated, each individual is a United States citizen):

Name and Business Address                 Present Principal Occupation        Citizenship
-------------------------                 ----------------------------        -----------
Chung Lin Chang                           President
c/o H&Q Taiwan Co., Ltd.
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.

John Feng-Sheng Miao                      Director
c/o H&Q Taiwan Co., Ltd.
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.